UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

                                                     SEC File Number:  000-26293
                                                        CUSIP Number:  25387C103



(Check One):  [X] Form 10-K and Form 10-KSB  [_] Form 20-F    [_] Form 11-K
              [_] Form 10-Q and Form 10-QSB                   [_] Form N-SAR


      For Period Ended: December 31, 2004
                        ----------------------------------------

      [_] Transition Report on Form 10-K
      [_] Transition Report on Form 20-F
      [_] Transition Report on Form 11-K
      [_] Transition Report on Form 10-Q
      [_] Transition Report on Form N-SAR

      For the Transition Period Ended:
                                      ---------------------------


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                             ----------------------

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   Digital Learning Management Corporation
                        ------------------------------------------
Former Name if Applicable:    N/A
                          ----------------------------------------

Address of Principal Executive Office
(Street and Number):   19950 Mariner Avenue
                    --------------------------------

City, State and Zip Code:   Torrance, California  90503
                         ------------------------------

                             -----------------------

                                     PART II
                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            [X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            [X]   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            [_]   (c) The accountant's statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.



                                    ---------

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Form 10-KSB for the year ended December 31, 2004 for the Registrant could not be filed within the prescribed period because the Registrant was unable to complete certain information critical to preparing and presenting all necessary disclosures. Such inability could not have been eliminated by the Registrant without unreasonable effort or expense. The Registrant will file its Annual Report on Form 10-KSB as soon as possible, and in any event no later than the fifteenth calendar day following the prescribed due date for such report.

                                -----------------

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Aurangzeb Bhatti                                (310) 921-3444
--------------------------------------------------------------------------------
      (Name)                                     (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                                                                 [__] Yes [X] No

      The Registrant must file a Current Report on Form 8-K to report pro-forma financials in connection with the acquisition of Software Education of America, Inc.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [__] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      As previously reported in the Registrant's current report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2005, the Registrant has closed the operations of two of its subsidiaries. The Registrant expects to record a one-time write-off of approximately $1.9 million associated with the closures, which will be recorded in the fourth quarter of fiscal 2004. As a result, the Registrant expects to report a net loss in the year ended December 31, 2004 in excess of $4 million, as compared with a net profit of approximately $255,000 in the year ended December 31, 2003 for Digital Learning Institute, Inc., which the Registrant acquired pursuant to a reverse merger in January 2004.

                     Digital Learning Management Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 31, 2005              By:   /s/ Aurangzeb Bhatti
        -----------------                 -------------------------------------
                                          Aurangzeb Bhatti
                                          President



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION

                 Intentional misinformation or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).